SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 001-39670

PURETECH HEALTH PLC

6 Tide Street, Suite 400

Boston, Massachusetts 02210

Attention: Chief Executive Officer

(617) 482-2333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 18, 2021, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) issued a press release announcing that Stephen Muniz, Esq. will retire from his role as Chief Operating Officer and Corporate Secretary and will step down from the Board of Directors, effective May 17, 2021. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated March 18, 2021, “PureTech Announces Board Member Retirement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: March 18, 2021	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer